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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (Rule 14d-100)

                            TENDER OFFER STATEMENT
   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*

                   AUTOLOGIC INFORMATION INTERNATIONAL, INC.
                      (Name of Subject Company (Issuer))

                          AUTOLOGIC ACQUISITION CORP.
                         a wholly-owned subsidiary of

                               AGFA CORPORATION
                         A wholly-owned subsidiary of

                               AGFA-GEVAERT N.V.
                                  (Offerors)
   (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                   Person))

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                  052803 10 3
                     (CUSIP Number of Class of Securities)

                           Robert K. Sarafian, Esq.
                               Agfa Corporation
                            200 Ballardvale Street
                             Wilmington, MA 01887
                                (978) 658-5600

                                   Copy to:

                            Mitchell S. Bloom, Esq.
                        Testa, Hurwitz & Thibeault, LLP
                                125 High Street
                               Boston, MA 02110
                                (617) 248-7000
           (Name, address, and telephone number of person authorized
      to receive notices and communications on behalf of filing persons)

                           CALCULATION OF FILING FEE

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
              TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
---------------------------------------------------------------------------------------
                   $42,500,000                                           $8,500
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
* For purposes of calculating amount of filing fee only. The amount assumes the purchase by Autologic Acquisition Corp. of 5,957,270 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Autologic Information International, Inc, which includes 5,787,970 shares of Common Stock outstanding and 169,300 in-the-money options to purchase Common Stock at September 25, 2001, at a purchase price in cash of $7.127 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

  This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Autologic Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Agfa Corporation, a Delaware corporation ("Parent"), which is in turn a wholly-owned subsidiary of Agfa-Gevaert N.V., a company organized under the laws of Belgium ("Agfa-Gevaert"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Autologic Information International, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.127 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Merger Sub, Parent and Agfa-Gevaert.

ITEM 1. SUMMARY TERM SHEET

  The information set forth in the Offer to Purchase under "Questions and Answers about the Offer" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

  (a). The issuer is Autologic Information International, Inc., a Delaware corporation, with its principal executive offices located at 1050 Rancho Conejo Boulevard, Thousand Oaks, CA 91320; telephone number (805) 498-9611. The information set forth in Section 8, "Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

  (b). The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

  (c). The information set forth in Section 6, "Price Range of Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

  (a), (b), (c)(1), (c)(2) and (c)(5). The information set forth in Section 9, "Certain Information Concerning Merger Sub, Parent and Agfa-Gevaert" and Annex I of the Offer to Purchase is incorporated herein by reference.

  (c)(3). To the best knowledge of Merger Sub, Parent and Agfa-Gevaert, no person listed in Annex I of the Offer to Purchase has, during the past 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (c)(4). To the best knowledge of Merger Sub, Parent and Agfa-Gevaert, no person listed in Annex I of the Offer to Purchase has, during the past 5 years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION

  (a)(1)(i) through (v). The information set forth in the Introduction and
Section 1 "Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

  (a)(1)(vi) and (vii). The information set forth in Section 3, "Procedures for Tendering Shares" and Section 4, "Withdrawal Rights" of the Offer to Purchase is incorporated herein by reference.

  (a)(1)(viii). The information set forth in Section 2, "Acceptance for Payment and Payment for Shares" of the Offer to Purchase is incorporated herein by reference.

  (a)(1)(ix), (x), (xi). Not applicable.

  (a)(1)(xii). The information set forth in Section 5, "Certain United States Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

  (a) and (b). The information set forth in Section 9, "Certain Information Concerning Merger Sub, Parent and Agfa-Gevaert," Section 11, "Background of Offer," Section 13, "The Transaction Documents," and Section 15, "Certain Conditions to Merger Sub's Obligations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

  (a) and (c)(1) through (7). The information set forth in Section 7, "Effect of Offer on Market for Shares; NASDAQ National Market Listing; SEC Registration; Margin Regulations," Section 12, "Purpose of the Offer; The Merger; Plans for the Company," Section 13, "The Transaction Documents,"
Section 14, "Dividends and Distributions," and Section 15, "Certain Conditions to Merger Sub's Obligations" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a), (b) and (d). The information set forth in Section 10, "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  The information set forth in Section 9, "Certain Information Concerning Merger Sub, Parent and Agfa-Gevaert" and in Section 13, "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

  The information set forth in Section 17, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

  Not applicable because (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition and (c) the offer is for all outstanding securities of the subject class. However, the information set forth in Section 9, "Certain Information Concerning Merger Sub, Parent and Agfa-Gevaert" of the Offer to Purchase is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

  (a)(1). Other than as elsewhere disclosed in, or incorporated by reference into, this statement, none.

  (a)(2) through (5). The information set forth in Section 16, "Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (b). None or not applicable.

ITEM 12. EXHIBITS

(a)(1)(A) Offer to Purchase dated October 3, 2001.

(a)(1)(B) Letter of Transmittal.

(a)(1)(C) Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees.

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Joint Press Release issued by Agfa Corporation and Autologic Information International, Inc. (incorporated by reference herein to Schedule TO-C filed September 26, 2001 by Merger Sub, Agfa Corporation and Agfa-Gevaert N.V.).

(a)(1)(H) Summary Advertisement published October 3, 2001.

(b)    Not applicable.

(d)(1) Agreement and Plan of Merger, dated as of September 25, 2001, by and among Agfa Corporation, Autologic Acquisition Corp. and Autologic Information International, Inc. (incorporated by reference herein to Exhibit 2 to Schedule 13D filed October 2, 2001 by Autologic Acquisition Corp., Agfa Corporation and Agfa-Gevaert N.V. ("Schedule 13D")).

(d)(2) Transaction Option Agreement, dated as of September 25, 2001, by and between Agfa Corporation and Autologic Information International, Inc. (incorporated by reference herein to Exhibit 3 to Schedule 13D).

(d)(3) Stockholders' Agreement, dated September 25, 2001, by and among Agfa Corporation, Autologic Acquisition Corp., Autologic Information International, Inc. and certain officers and directors of Autologic Information International, Inc. (incorporated by reference herein to Exhibit 4 to Schedule 13D).

(d)(4) Stockholder's Agreement, dated September 25, 2001 by and among Agfa Corporation, Autologic Acquisition Corp., Autologic Information International, Inc. and Volt Information Sciences, Inc. (incorporated by reference herein to Exhibit 5 to Schedule 13D).

(d)(5) Lease Agreement, dated September 25, 2001 by and between Volt Realty Two, Inc., as lessor, and Autologic Information International, Inc., as lessee.

(g)Not applicable.

(h)Not applicable.

                                   SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         AUTOLOGIC ACQUISITION CORP.

Dated: October 3, 2001                      /s/ Frederick J. Salek
                                         By: __________________________________
                                           Name:Fredrick J. Salek
                                           Title:Secretary

                                         AGFA CORPORATION

Dated: October 3, 2001                       /s/ Eddy Rottie
                                         By: __________________________________
                                           Name:Eddy Rottie
                                           Title:Executive Vice President and
                                           CFO

                                         AGFA-GEVAERT N.V.

Dated: October 3, 2001                       /s/  Andre Bergen
                                         By: __________________________________
                                           Name:Andre Bergen
                                           Title: Chief Financial and
                                                  Administrative Officer and
                                                  Vice-Chairman of the Board
                                                  of Management

                               INDEX TO EXHIBITS

 Exhibit
 Number
 -------
 (a)(1)(A)  Offer to Purchase dated October 3, 2001.

 (a)(1)(B)  Letter of Transmittal.

 (a)(1)(C)  Notice of Guaranteed Delivery.

 (a)(1)(D)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
            Nominees.

 (a)(1)(E)  Letter to Clients for Use by Brokers, Dealers, Banks, Trust
            Companies and Other Nominees.

 (a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.

 (a)(1)(G)  Joint Press Release issued by Agfa Corporation and Autologic
            Information International, Inc. (incorporated by reference herein to Schedule TO-C filed September 26, 2001 by Merger Sub, Agfa
            Corporation and Agfa-Gevaert N.V.).

 (a)(1)(H)  Summary Advertisement published October 3, 2001.

 (b)        Not applicable.

 (d)(1) Agreement and Plan of Merger, dated as of September 25, 2001, by and among Agfa Corporation, Autologic Acquisition Corp. and
            Autologic Information International, Inc. (incorporated by reference herein to Exhibit 2 to Schedule 13D filed October 2,
            2001 by Autologic Acquisition Sub, Agfa Corporation and Agfa-
            Gevaert N.V. ("Schedule 13D")).

 (d)(2) Transaction Option Agreement, dated as of September 25, 2001, by and between Agfa Corporation and Autologic Information
            International, Inc. (incorporated by reference herein to Exhibit 3 to Schedule 13D).

 (d)(3)     Stockholders' Agreement, dated September 25, 2001, by and among
            Agfa Corporation, Autologic Acquisition Corp., Autologic
            Information International, Inc. and certain officers and directors of Autologic Information International, Inc. (incorporated by reference herein to Exhibit 4 to Schedule 13D).

 (d)(4)     Stockholder's Agreement, dated September 25, 2001, by and among
            Agfa Corporation, Autologic Acquisition Corp., Autologic
            Information International, Inc. and Volt Information Sciences,
            Inc. (incorporated by reference herein to Exhibit 5 to Schedule
            13D).

 (d)(5) Lease Agreement, dated September 25, 2001, entered into by and between Volt Realty Two, Inc., as lessor, and Autologic
            Information International, Inc., as lessee.

 (g)        Not applicable.

 (h)        Not applicable.